Exhibit 99.1

14,923,306 ORDINARY SHARES, PAR VALUE € 0.01 PER SHARE
AERCAP HOLDINGS N.V.
REGISTRATION AGREEMENT

September 2, 2014

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Deutsche Bank Securities Inc.
60 Wall Street, 4th Floor
New York, New York 10005

Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

Citibank N.A., London Branch
33 Canada Square
London E14 5LB
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Dear Sirs:

1.           Introductory.  On the date hereof, Waha AC Coöperatief U.A., a cooperative with excluded liability under the laws of the Netherlands (“Counterparty”), will enter into, with each of Nomura International plc (“Nomura”), Citibank N.A., London Branch (“CBNA”) and Deutsche Bank AG, London Branch (“DBAG”), a funded collar transaction (each, a “Funded Collar Transaction” and, together, the “Funded Collar Transactions”) covering 14,923,306 ordinary shares (the “Ordinary Shares”), par value € 0.01 per share, of AerCap Holdings N.V., a public limited liability company organized under the laws of the Netherlands (the “Issuer”).  In connection with hedging its exposure under the Funded Collar Transaction, on or prior to the Closing Date (as defined below), the Dealers (as defined below) will borrow and sell to the several underwriters named in Schedule I hereto (the “Block Underwriters”), 10,180,679 Ordinary Shares (the “Offered Securities”). As used herein, “Dealers” refers to and includes, each of Nomura, CBNA and DBAG, together with any of their respective affiliates who (i) borrow and/or sell Offered Securities to the several Block Underwriters on behalf of

Nomura, CBNA and/or DBAG pursuant to this Agreement, (ii) borrow and/or sell Additional Securities on behalf of Nomura, CBNA and/or DBAG pursuant to, and as contemplated by this Agreement and the Registration Statement (as defined below), and/or (iii) act as an agent, broker, dealer or underwriter in connection with the sale of Additional Securities pursuant to, and as contemplated by, this Agreement and the Registration Statement; provided that no Dealer shall act as an agent, broker, dealer or underwriter for the Issuer under this Agreement.

In addition, on or prior to the Closing Date, the Dealers will borrow an additional 4,742,627 Ordinary Shares (the “Additional Securities”), which Citigroup Global Markets Inc. (the “Lead Block Underwriter”) will sell as provided herein, on behalf of such Dealers, in each case, under the Registration Statement (as defined below), in connection with the Funded Collar Transaction. The Offered Securities and the Additional Securities will be sourced from the Ordinary Shares pledged as collateral by the Counterparty for the Funded Collar Transaction. The Offered Securities and the Additional Securities will be sourced from the Ordinary Shares pledged as collateral by the Counterparty for the Funded Collar Transaction. The Additional Securities will not be included in the offering of the Offered Securities to be underwritten by the Block Underwriters; however, the Dealers will sell the Additional Securities solely through the Lead Block Underwriter as provided herein.

Counterparty, the Issuer and the Dealers hereby agree with the Block Underwriters and with each other as follows:

2.           Representations and Warranties.  (a)  The Issuer represents and warrants to, and agrees with, the several Block Underwriters and the Dealers that:

(i)           The Issuer is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission (the “Commission”) promulgated thereunder (the “Act”) and the Issuer meets all of the registrant requirements of, and the transactions contemplated by this Agreement meet all of the transaction requirements of, and, in each case, comply with the conditions for the use of, Form F-3 under the Act.  An “automatic shelf registration statement” as defined in Rule 405 under the Act, on Form F-3 (File No. 333- 198517) in respect of the Offered Securities and the Additional Securities, including a form of prospectus (the “Base Prospectus”), has been prepared and filed by the Issuer not earlier than three years prior to the date hereof, in conformity with the requirements of the Act, which became effective upon filing under Rule 462(e) under the Act on September 2, 2014.  For purposes of this Agreement, “Effective Time” with respect to such registration statement means the date and time as of which such registration statement automatically became effective upon filing thereof with the Commission and, if the Issuer has filed any post-effective amendment pursuant to Rules 413(b) and 462(e) under the Act, then “Effective Time” shall also mean the date and time as of which such post-effective amendment was or is filed with the Commission and, if later, declared effective by the Commission.  “Effective Date” with respect to such registration statement means, the date of the Effective Time and, if the Issuer has filed a post-effective amendment to such registration statement pursuant to Rules 413(b) and 462(e) under the Act, then “Effective Date” shall also mean the date of the Effective Time of such post-effective amendment.  Such registration statement, which shall be deemed to include all information omitted therefrom in reliance upon Rule 430A, 430B or 430C under the Act,  as amended at its Effective Time, including all documents incorporated by reference therein, and deemed to be a part of the registration statement as of the Effective Time, is hereinafter referred to as the “Registration Statement”.  If the Issuer has filed a post-effective amendment pursuant to Rules 413(b) and 462(e) under the Act, then any reference herein to the term “Registration Statement” shall be deemed to include such post-effective amendment.  As used herein, the term “Prospectus” means the final prospectus relating to the Offered Securities and the Additional Securities first filed with the Commission pursuant to and within the time limits described in Rule 424(b) under the Act and in accordance with Section 5(a)(i) hereof.  The Base Prospectus, as supplemented by any preliminary prospectus (including any preliminary prospectus supplement) relating to the Offered Securities and the Additional Securities filed with the Commission pursuant to Rule 424(b) under the Act, including the documents incorporated by reference in the Base Prospectus and each such preliminary prospectus and preliminary prospectus supplement is herein referred to as a “Preliminary Prospectus.”  Any reference herein to the Registration Statement or any Preliminary Prospectus or to the Prospectus or to any amendment or supplement to any of the foregoing documents shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the Effective Time of the Registration Statement or the date of such Preliminary Prospectus or the Prospectus, as the case may be, and any reference to “amend,” “amendment” or supplement with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to include any documents incorporated by reference therein, and any supplements or amendments thereto, filed with the Commission after the date of filing of the Prospectus under Rule 424(b) under the Act, and prior to the termination of the offering of the Offered Securities by the Block Underwriters and the Additional Securities by the Dealers.

(ii)          As of the Applicable Time (as defined below) and as of each Closing Date, neither (i) any General Use Free Writing Prospectus(es) (as defined below), the Statutory Prospectus (as defined below) and the information included on Schedule II hereto, all considered together  (collectively, the “General Disclosure Package”) nor (ii) any individual Issuer Free Writing Prospectus (as defined below), when considered together with the Preliminary Prospectus (if the Prospectus has not been filed with the Commission immediately prior to the time of first use of any such Issuer Free Writing Prospectus) or the Prospectus, as the case may be, in either case as then amended or supplemented immediately prior to the time of first use of any such Issuer Free Writing Prospectus,  included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Issuer makes no representations or warranties as to Counterparty Information (as defined in Section 2(b) hereof), Block Underwriter Information (as defined in Section 7(c) hereof) or Dealer Information (as defined in Section 7(c) hereof).  As used in this Agreement:

“Applicable Time” means 11:01 p.m (Eastern time) on the date of this Agreement.

“Statutory Prospectus” means the Base Prospectus, as amended and supplemented immediately prior to the Applicable Time, including the documents incorporated by reference therein and any prospectus supplement deemed to be a part thereof, including the preliminary prospectus supplement dated September 2, 2014.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Act, relating to the Offered Securities and the Additional Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Issuer’s records pursuant to Rule 433(g) under the Act.

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule III to this Agreement.

(iii)         As of each Hedge Prospectus Time, neither (i) any General Use Free Writing Prospectus(es) and the Prospectus as then amended or supplemented, all considered together, nor (ii) any individual Issuer Free Writing Prospectus, when considered together with the Preliminary Prospectus (if the Prospectus has not been filed with the Commission  immediately prior to the time of first use of any such Issuer Free Writing Prospectus) or the Prospectus, as the case may be, in either case as then amended or supplemented immediately prior to the time of first use of any such Issuer Free Writing Prospectus, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Issuer makes no representations or warranties as to Counterparty Information (as defined in Section 2(b) hereof), Block Underwriter Information (as defined in Section 7(c) hereof) or Dealer Information (as defined in Section 7(c) hereof).  As used in this Agreement:

“Hedge Applicable Time” means each “time of sale” of Additional Securities.

“Hedge Prospectus Time” means, each Hedge Applicable Time, each date on which a Prospectus relating to the Additional Securities is required to be delivered and each Hedge Settlement Date.

“Hedge Settlement Date” means each date a sale of Additional Securities is settled.

(iv)         The Commission has not issued any order preventing or suspending the use of the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, any General Use Free Writing Prospectus or the Prospectus or relating to the proposed offering of the Offered Securities and the Additional Securities, and no proceeding for that purpose or pursuant to Section 8A of the Act has been instituted or, to the Issuer’s knowledge, threatened by the Commission.  The Registration Statement and any amendment thereto, as of each Effective Time, as of the Closing Date and as of each Hedge Prospectus Time, and the Prospectus, as then amended or supplemented, as of the Applicable Time, at the time filed with the Commission, as of the Closing Date and as of each Hedge Prospectus Time, complied or will comply as to form in all material respects with the requirements of the Act and the rules and regulations of the Commission thereunder (the “Rules and Regulations”).  The documents incorporated, or to be incorporated, by reference in the Registration Statement and the Prospectus, at the time filed with the Commission, complied or will comply as to form in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (collectively, the “Exchange Act”). The Registration Statement and any amendment thereto, as of each Effective Time, as of the Closing Date and as of each Hedge Prospectus Time, did not contain, and will not contain, any untrue statement of a material fact and did not omit, and will not omit, to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Prospectus, as then amended or supplemented, as of the Applicable Time, at the time filed with the Commission, as of the Closing Date and as of each Hedge Prospectus Time, did not contain, and will not contain, any untrue statement of a material fact, and did not omit, and will not omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Notwithstanding anything to the contrary in this clause (iv), the Issuer makes no representations or warranties as to Counterparty Information (as defined in Section 2(b) hereof), Block Underwriter Information (as defined in Section 7(c) hereof) or Dealer Information (as defined in Section 7(c) hereof).

(v)          As of its date, as of the Applicable Time and as of each Hedge Prospectus Time, each Issuer Free Writing Prospectus and General Use Free Writing Prospectus, (i) complied and will comply with the requirements of the Act and the Rules and Regulations and (ii) did not and will not include any information that conflicted or will conflict with the information contained in the Registration Statement, the Preliminary Prospectus (if the Prospectus has not been filed with the Commission immediately prior to the time of first use of any such Issuer Free Writing Prospectus) or the Prospectus, in each case, as then amended or supplemented immediately prior to the date of first use of any such Issuer  Free Writing Prospectus or General Use Free Writing Prospectus, as the case may be.

(vi)         The Issuer (including its agents and representatives, other than the Block Underwriters and Dealers in their capacity as such) has not, directly or indirectly,  prepared, used, distributed, authorized, approved or referred to and will not prepare, use, distribute, authorize, approve or refer to, any offering material in connection with the offering and sale of the Offered Securities and the Additional Securities, including, without limitation, any Issuer Free Writing Prospectus or other “free writing prospectus” or “written communication” (in each case, as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Offered Securities or the Additional Securities, other than any Preliminary Prospectus, the Prospectus, the General Use Free Writing Prospectus(es) and each Permitted Free Writing Prospectus approved in writing in advance by the Dealers and the Block Underwriters in accordance with Section 5(a)(ii) below.  To the extent it is required to do so, the Issuer has filed and will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 163(b)(2) and 433(d) under the Act.  The Issuer has retained in accordance with the Act and the Rules and Regulations all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Act and the Rules and Regulations.

(vii)        (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) under the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (iii) at the time the Issuer or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Offered Securities or the Additional Securities in reliance on the exemption of Rule 163 under the Act and (iv) at the Applicable Time, the Issuer was and is a “well-known seasoned issuer” as defined in Rule 405 under the Act.  The Issuer has not received from the Commission any notice pursuant to Rule 401(g)(2) under the Act objecting to the use of the automatic shelf registration form.

(viii)       (i) At the earliest time after the filing the Registration Statement that the Issuer or the Dealer or Counterparty or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Offered Securities or the Additional Securities and (ii) as of the date hereof (with such date being used as the determination date for purposes of this clause(ii)), the Issuer was not and is not an “ineligible issuer” (as defined in Rule 405 under the Act, without taking into account any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Issuer be considered an ineligible issuer), including, without limitation, for purposes of Rules 164 and 433 under the Act with respect to the offering of the Offered Securities and the Additional Securities as contemplated by the Registration Statement.

(ix)         The Issuer has been duly formed and is validly existing as a public limited liability company under the laws of The Netherlands, with power and authority (corporate or other) to own its properties and conduct its business as described in the General Disclosure Package and the Prospectus; and the Issuer is duly qualified to transact business and is in good standing (where such concept exists) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or to be in good standing (where such concept exists) would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Issuer and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (a “Material Adverse Effect”). For the avoidance of doubt, when used in this Agreement the term “subsidiary” shall be deemed to include ILFC (as defined below) and any entity consolidated in the Issuer’s financial statements.

(x)          Each Significant Subsidiary has been duly incorporated or formed, as applicable, and is validly existing as a private limited company, corporation, trust or other legal entity in good standing (where such concept exists) under the laws of the jurisdiction of its incorporation or formation, with the power and authority (corporate, trust or other) to own its property and to conduct its business as described in the General Disclosure Package and the Prospectus; each Significant Subsidiary of the Issuer is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or to be in good standing would not have a Material Adverse Effect; all of the issued and outstanding capital stock or other similar ownership interests of each Significant Subsidiary have been duly and validly authorized and issued, are (in jurisdictions where such concepts are recognized) fully paid and non-assessable and are owned directly or indirectly by the Issuer, free and clear of all liens, encumbrances, equities or claims, except as described in the General Disclosure Package and the Prospectus. The “Significant Subsidiaries” shall mean each of the subsidiaries of the Issuer listed on Annex A hereto.

(xi)         The Offered Securities, the Additional Securities and all other outstanding shares of capital stock of the Issuer, including the Ordinary

Shares, conform to the description thereof incorporated by reference in the General Disclosure Package and the Prospectus.

(xii)        The authorized, issued and outstanding capital stock of the Issuer is as set forth in the General Disclosure Package and the Prospectus as of the dates set forth therein.  All of the issued and outstanding shares of capital stock of the Issuer, including the Offered Securities and the Additional Securities, are fully paid and non-assessable and are and have been duly and validly authorized and issued, in compliance with all applicable federal, state and foreign securities laws and not in violation of or subject to any preemptive or similar rights that entitle or will entitle any person to acquire from the Issuer or any Significant Subsidiary, upon the issuance or sale thereof any Ordinary Shares, any other equity security of the Issuer or any Significant Subsidiary or any security convertible into, or exercisable or exchangeable for, any Ordinary Shares or other such security (any “Relevant Security”).

(xiii)       Except as disclosed in the General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Issuer and any person that would in connection with the offering contemplated hereby give rise to a valid claim against the Issuer or any Block Underwriter or Dealer for a brokerage commission, finder’s fee or other like payment.

(xiv)       Except as disclosed in the General Disclosure Package and the Prospectus, there are no contracts or other documents (including, without limitation, any voting agreement) that are required to be described in the General Disclosure Package or the Prospectus or filed as exhibits to the Registration Statement by the Act, the Exchange Act or the Rules and Regulations which have not been so described or incorporated by reference therein or filed.

(xv)        There are no contracts, agreements or understandings between the Issuer and any person granting such person registration rights or similar rights to have any securities of the Issuer registered for sale under the Registration Statement.

(xvi)       The Issuer’s Ordinary Shares are listed, and the Offered Securities and the Additional Securities have been authorized for listing upon official notice of issuance, on The New York Stock Exchange, Inc.

(xvii)      The Issuer has not taken, nor will it take, and, to the knowledge of the Issuer, none of its affiliates (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action designed to cause or result in, or which constitutes or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Offered Securities or the Additional Securities; provided that the Issuer makes no such representation with respect to the Counterparty.

(xviii)     The Issuer has not prior to the date hereof made any offer or sale of any securities which could be “integrated” with the offer and sale of the Offered Securities or the Additional Securities pursuant to the Registration Statement.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Issuer has not sold or issued any Relevant Security during the six-month period preceding the date of the Prospectus, including but not limited to any sales pursuant to Rule 144A or Regulations D or S under the Act, other than Ordinary Shares issued upon the exercise of options, shares and other rights issued pursuant to employee share incentive plans or trusts, stock option plans or employee stock purchase plans that are disclosed in the Registration Statement, the General Disclosure Package and the Prospectus.

(xix)        No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required to be obtained or made by the Issuer for the performance by the Issuer of its obligations under this Agreement in connection with the sale of the Offered Securities and the Additional Securities contemplated hereby, except (i) such filings as may be required under the Act, (ii) such as relate to the review of the transactions by the Financial Industry Regulatory Authority, Inc. (“FINRA”), (iii) such filings as may be required under applicable state securities or blue sky laws, (iv) such filings as may be required under the New York Stock Exchange rules or (v) such other consents, approvals, authorizations, orders or filings as have been obtained or made.

(xx)         Under the laws of The Netherlands, it is not necessary for any holder of the Offered Securities or Additional Securities for any Block Underwriter or the Dealers to be licensed, qualified or entitled to carry out business in The Netherlands (i) in order to be able to enforce their respective rights under this Agreement, or the Ordinary Shares, or (ii) solely by reason of the execution, delivery or communication of this Agreement, or the Ordinary Shares; and no holders of Offered Securities or Additional Securities will be subject to personal liability for the obligations of the Issuer solely by reason of being such a holder.

(xxi)        Except as disclosed in the General Disclosure Package and the Prospectus, under current laws and regulations of the Netherlands and any political subdivision thereof, all dividends and other distributions declared and payable on the Offered Securities and the Additional Securities may be paid by the Issuer to the holder thereof in United States dollars and freely transferred out of the Netherlands and all such payments made to holders thereof who are non-residents of the Netherlands will not be subject to income, withholding or other taxes under laws and regulations of the Netherlands or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Netherlands or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in the Netherlands or any political subdivision or taxing authority thereof or therein.

(xxii)       The execution, delivery and performance of this Agreement and the performance by the Issuer of its obligations in connection with the transactions herein contemplated, do not and will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any provision of applicable law or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Issuer or any of its subsidiaries, or (ii) any agreement or other instrument binding upon the Issuer or any of its subsidiaries, or (iii) the charter, by-laws, memorandum and articles of association, declaration of trust, trust agreement or similar organizational documents of the Issuer or any of its subsidiaries, except in the case of clauses (i) and (ii) above, such contravention that would not, singly or in the aggregate, have a Material Adverse Effect.

(xxiii)      This Agreement has been duly authorized, executed and delivered by the Issuer.

(xxiv)      The Issuer and its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them that is material to the business of the Issuer and its subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances and defects except such liens, encumbrances and defects as are described in the General Disclosure Package and the Prospectus and, to the extent the failure to have such title or the existence of such liens, encumbrances and defects would not, singly or in the aggregate, have a Material Adverse Effect; and any leased real property and buildings that are material to the Issuer and its subsidiaries, taken as a whole, are held by them under legal and valid leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Issuer and its subsidiaries, except as described in the General Disclosure Package and the Prospectus or as would not have a Material Adverse Effect.

(xxv)       The Issuer and its subsidiaries possess all certificates, authorizations and permits issued by the appropriate U.S. federal or state or Dutch, Irish or other non-U.S. regulatory authorities necessary to conduct their respective businesses, except as would not have a Material Adverse Effect.  Neither the Issuer nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, would reasonably be expected to have a Material Adverse Effect and except as described in the General Disclosure Package and the Prospectus.

(xxvi)      No material labor dispute with the employees of the Issuer or any of its subsidiaries exists, except as described in the General Disclosure Package and the Prospectus, or, to the Issuer’s knowledge, is imminent; and neither the Issuer nor any of its subsidiaries is aware of any existing, threatened or imminent labor disturbance by the employees of any of their principal suppliers, manufacturers or contractors that could have a Material Adverse Effect.

(xxvii)     The Issuer and its subsidiaries own or possess, or can acquire on reasonable terms, all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Intellectual Property”), necessary to carry on the business now operated by them, except as would not, singly or in the aggregate, have a Material Adverse Effect.  Neither the Issuer nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property that would reasonably be expected to have a Material Adverse Effect.

(xxviii)    The Issuer and its subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, (iii) are in compliance with all terms and conditions of any such permit, license or approval and (iv) have no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures by the Issuer or any of its subsidiaries, required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) for their respective accounts, except in each of clauses (i) through (iv) as would not, singly or in the aggregate, have a Material Adverse Effect and except as described in the General Disclosure Package and the Prospectus.

(xxix)       There are no legal or governmental proceedings pending or, to the knowledge of the Issuer, threatened to which the Issuer or any of its subsidiaries is a party or to which any of the properties of the Issuer or any of its subsidiaries is subject, other than proceedings described in the General Disclosure Package and the Prospectus and proceedings that would not have a

Material Adverse Effect, or have a material adverse effect on the power or ability of the Issuer to perform its obligations under this Agreement.

(xxx)        PricewaterhouseCoopers Accountants N.V., who have certified certain financial statements of the Issuer and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, are independent public accountants with respect to the Issuer and its consolidated subsidiaries within the meaning of the Act, the Rules and Regulations and the rules and regulations of the Public Company Accounting Oversight Board (“PCAOB”).

(xxxi)       PricewaterhouseCoopers LLP, who have certified certain financial statements of International Lease Finance Corporation, a corporation organized under the laws of California (“ILFC”), and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, are independent public accountants with respect to ILFC and its consolidated subsidiaries within the meaning of the Act and the Rules and Regulations and the rules and regulations of the PCAOB.

(xxxii)      The audited consolidated financial statements of the Issuer and ILFC included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus (the “Consolidated Financial Statements”) present fairly in all material respects the consolidated financial position of (i) the Issuer and its subsidiaries, in the case of the financial statements of the Issuer, and (ii) ILFC and its subsidiaries, in the case of the financial statements of ILFC, in each case, as of and at the dates indicated, and the results of their respective operations and cash flows for the periods specified.  Such financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), consistently applied for the periods specified by each of the Issuer and ILFC to their respective financial statements, except as may be stated in the related notes thereto, and comply as to form with the applicable accounting requirements of Regulation S-X; all non-GAAP financial information included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus, if any, complies with the requirements of Regulation G and Item 10 of Regulation S-K under the Act; and the pro forma financial statements and information and the related notes thereto incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus have been prepared in accordance with the Commission’s rules and guidance with respect to pro forma financial statements and information (including the applicable requirements of Regulation S-X) and the Issuer believes that the assumptions underlying such pro forma financial statements and information are reasonable and the adjustments used therein are appropriate to give effect to the transactions referenced therein.  The interactive data in eXtensible Business Reporting Language included or incorporated by reference in each of the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(xxxiii)     Except as disclosed in the General Disclosure Package and the Prospectus, since the respective dates as of which information is disclosed in the General Disclosure Package and the Prospectus, (i) the Issuer and its subsidiaries have not (A) incurred any debt for borrowed money that is material to the Issuer and its subsidiaries, taken as a whole or (B) as of the Closing Date, incurred any other liabilities or obligations, direct or contingent, nor entered into any transactions, in each case, that are material, in the aggregate, to the Issuer and its subsidiaries, taken as a whole and not in ordinary course of business; (ii) the Issuer and its subsidiaries have not purchased any of their outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on their capital stock; and (iii) there has not been any change in the capital stock (other than the exercise of stock options or vesting of restricted stock units issued under equity incentive plans, stock option plans or restricted stock programs reported on the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2013) of the Issuer or its subsidiaries or any material change in the consolidated short-term debt or long-term debt of the Issuer or its subsidiaries.

(xxxiv)     The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and the Issuer is subject to the reporting requirements of Section 13 of the Exchange Act and files reports with the Commission on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.

(xxxv)      No relationship, direct or indirect, exists between or among the Issuer or its Significant Subsidiaries, on the one hand, and Counterparty and the directors, officers, shareholders, customers or suppliers of the Issuer or its Significant Subsidiaries, on the other hand, which is required by the Act, the Exchange Act or the Rules and Regulations to be described in the General Disclosure Package or the Prospectus which is not so described.  To the Issuer’s knowledge, there are no outstanding loans, advances or guarantees of indebtedness by the Issuer to or for the benefit of any of the officers or directors of the Issuer or any of their respective family members which are prohibited by, or are required to be disclosed by, the Act or the Rules and Regulations, in the General Disclosure Package or the Prospectus which are not so disclosed.

(xxxvi)     The Issuer and its subsidiaries maintain systems of internal control over financial reporting” (as defined in Rule 13 a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) interactive data in extensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.  Since the end of the Issuer’s most recent audited fiscal year, based on the Issuer’s most recent evaluation of its internal controls over financial reporting pursuant to Rule 13 a-15(c) of the Exchange Act, there has been (i) no material weakness in the design or operation of the Issuer’s or any of the Issuer’s subsidiaries’ internal control over financial reporting (whether or not remediated) and (ii) no significant change in the Issuer’s or any of the Issuer’s subsidiaries’ internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the Issuer’s or any of the Issuer’s subsidiaries’ internal control over financial reporting.  The Issuer and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act), that are designed to ensure that information required to be disclosed by the Issuer in reports that it files, furnishes or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Issuer’s management as appropriate to allow timely decisions regarding required disclosure.  The Issuer and its subsidiaries have carried out evaluations of the effectiveness of their “disclosure controls and procedures” as required by Rule 13a-15 of the Exchange Act.

(xxxvii)    Neither the Issuer nor any of its subsidiaries is and, after giving effect to the offering and sale of the Offered Securities and the Additional Securities, none of them will be (i) an “investment company” as defined in the Investment Company Act of 1940, as amended, and the Rules and Regulations thereunder or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended.

(xxxviii)   The Issuer is not, and during the past three years neither the Issuer nor any of its predecessors was (a) a “blank check company” (as defined in Rule 419(a)(2) under the Act), (b) a “shell company,” other than a “business combination related shell company” (each as defined in Rule 405 under the Act or (c) an “issuer for an offering of penny stock” (as defined in Rule 3a51-1 of the Exchange Act).

(xxxix)      There is no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid to the U.S. or the Netherlands or any political subdivision or taxing authority thereof in connection with the issuance, sale or delivery of the Offered Securities and the Additional Securities.

(xl)           The Issuer and its subsidiaries have filed all applicable tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not, singly or in the aggregate, have a Material Adverse Effect and except as set forth in the General Disclosure Package or the Prospectus) and have paid all taxes required to be paid by them and any other payment, assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such payment, assessment, fine or penalty that is currently being contested in good faith and for which appropriate reserves have been established in accordance with U.S. GAAP or as would not, singly or in the aggregate, have a Material Adverse Effect and except as set forth in the General Disclosure Package or the Prospectus.

(xli)          There is and has been no failure on the part of the Issuer, any of its subsidiaries or any of the Issuer’s or such subsidiaries’ respective directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(xlii)         Neither the Issuer nor any of its subsidiaries, nor, to the knowledge of the Issuer, any of their respective directors, officers, employees, agents or Affiliates (as defined in Rule 501(b) of Regulation D) or anyone acting on their behalf, is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security

Council, the European Union or Her Majesty’s Treasury  or other relevant sanctions authority (collectively, “Sanctions”), nor is the Issuer or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions that broadly prohibit dealings with that country or territory (currently, Cuba, Burma (Myanmar), Iran, North Korea, Sudan and Syria (each, a “Sanctioned Country”)); and the Issuer and its subsidiaries will not, directly or indirectly, use any funds, or lend, contribute or otherwise make available any funds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of any Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or  (iii) in any other manner that will result in the imposition of Sanctions against any person (including any person participating in the transactions contemplated hereby, whether as underwriter, initial purchaser, dealer, advisor, investor or otherwise).

(xliii)        Neither the Issuer nor any of its subsidiaries, nor, to the knowledge of the Issuer, any director, officer, employee, agent or Affiliate (as defined in Rule 501(b) of Regulation D) of the Issuer or any of its subsidiaries, acting on behalf of the Issuer or any of its subsidiaries, has taken any action, directly or indirectly, that violated or would result in a violation by such persons of any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Bribery Act 2010 of the United Kingdom (the “U.K. Bribery Act”) or other applicable anti-bribery or anti-corruption laws, including (i) using any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) making or taking an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds (including to any “foreign official” (as such term is defined in the FCPA) or any political party or official thereof or any candidate for political office); (iii) making, offering, agreeing, requesting or taking an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit.  The Issuer, its subsidiaries and, to the knowledge of the Issuer, its Affiliates (as defined in Rule 501(b) of Regulation D) have instituted, maintain and enforce policies and procedures designed to ensure compliance with the FCPA and the U.K. Bribery Act and other applicable anti-bribery and anti-corruption laws.

(xliv)        The statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus under the heading “Taxation” insofar as they purport to constitute summaries of tax law or other laws and regulations or legal conclusions with respect thereto, fairly and accurately summarize the matters therein described in all material respects.

(xlv)         The Issuer and its subsidiaries own, lease or manage directly, or indirectly, the aircraft described in the General Disclosure Package and the Prospectus (collectively, the “Issuer Aircraft Portfolio”); except as described in the Registration Statement, the General Disclosure Package and the Prospectus and except as would not have a Material Adverse Effect, (x) with respect to owned and leased aircraft, the Issuer and its subsidiaries have, directly or indirectly, good and marketable title to or economic rights equivalent to, holding good and marketable title or to hold valid and enforceable leases in respect of, the Issuer Aircraft Portfolio and (y) with respect to managed aircraft, to the Issuer’s knowledge, the management contracts of the Issuer and its subsidiaries with the entities that own (or have the right to the economic benefits of ownership of) the Issuer Aircraft Portfolio are in full force and effect.

(xlvi)        All of the lease agreements, lease addenda, side letters, assignments of warranties, option agreements or similar agreements material to the business of the Issuer and its Significant Subsidiaries, taken as a whole (collectively, the “Lease Documents”), are in full force and effect, except as would not have a Material Adverse Effect; and to the Issuer’s knowledge, no event which with the giving of notice or passage of time or both would become an event of default (as so defined) under any Lease Document has occurred, except such event of default that would not, singly or in the aggregate, have a Material Adverse Effect.

(xlvii)       The Issuer and its subsidiaries have entered into aircraft purchase agreements (the “Aircraft Purchase Documents”) and letters of intent for the purchase of aircraft as described in the General Disclosure Package and the Prospectus. Except as described in the General Disclosure Package and the Prospectus, the Aircraft Purchase Documents are in full force and effect and no event of default (as defined in the applicable Aircraft Purchase Document) has occurred and is continuing under any Aircraft Purchase Document, except, in each case, for such failures and events of default that would not, singly or in the aggregate, have a Material Adverse Effect.

(xlviii)      None of the Issuer or any of its subsidiaries is in violation of or default under (i) any provision of its charter or bylaws, declaration of trust or trust agreement or comparable organizational and governing documents; (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject; or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Issuer or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Issuer, any of its subsidiaries or of the properties of the Issuer or any of its subsidiaries, as applicable, except for, in the cases of clauses (ii) and (iii) above, such violations and defaults that would not, singly or in the aggregate, have a Material Adverse Effect.

(xlix)         The Issuer and each of its Significant Subsidiaries, and their respective owned and leased properties, are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, except as set forth in the General Disclosure Package and the Prospectus and for any such loss or risk that would not have a Material Adverse Effect.

(l)             The Issuer and its subsidiaries have not sustained since the date of the latest audited financial statements included in the General Disclosure Package and the Prospectus any material loss or interference with their business by fire, explosion, flood or other calamity, whether or not covered by insurance, or from any court or governmental action, order or decree, except as set forth in the General Disclosure Package and the Prospectus or except for any such loss or interference that would not, singly or in the aggregate, have a Material Adverse Effect.

(li)            The Issuer and its subsidiaries are in compliance with all applicable laws, regulations or other requirements of the United States Federal Aviation Administration, the European Aviation Safety Agency and similar aviation regulatory bodies (collectively, “Aviation Laws”), and neither the Issuer nor any of its subsidiaries has received any notice of a failure to comply with applicable Aviation Law, except for any failures to comply that would not, singly or in the aggregate, have a Material Adverse Effect.

(lii)           The operations of the Issuer and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Issuer or any of its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Issuer or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Issuer, threatened.

(liii)          The Issuer satisfies the requirements of paragraphs (a)(1)(i) and (a)(1)(ii) of the Commission’s Rule 139.

(b)        The Counterparty represents and warrants to, and agrees with, the several Block Underwriters and the Dealers that:

(i)             As of the Applicable Time and as of each Closing Date, neither (i) the General Disclosure Package nor (ii) any individual Issuer Free Writing Prospectus, when considered together with the Preliminary Prospectus that was filed prior to the first use of such Issuer Free Writing Prospectus, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty applies only to the Counterparty Information.

(ii)            As of each Hedge Prospectus Time, neither (i) the General Use Free Writing Prospectus(es) and the Prospectus as then amended or supplemented, all considered together, nor (ii) any individual Issuer Free Writing Prospectus, when considered together with the Preliminary Prospectus or the Prospectus, as the Prospectus is then amended or supplemented, as the case may be, that was filed prior to the first use of such Issuer Free Writing Prospectus, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty applies only to the Counterparty Information.

(iii)           The Counterparty Information contained in the Registration Statement and any amendment thereto, as of each Registration Statement Time, the Base Prospectus and each other Preliminary Prospectus and any amendment or supplement to any of the foregoing, at the time filed with the Commission, and the Prospectus and any amendment or supplement thereto, at each Prospectus Time, contained or will contain, all statements required to be stated therein by the requirements of the Act and the Rules and Regulations with respect to the Funded Collar Transaction, the Offered Securities and Additional Securities, the Counterparty and its relationship to, and transactions with, the Issuer, ownership of the Issuer’s securities and involvement in the transactions contemplated by the Funded Collar Transaction and this Agreement and the information in the Prospectus contained under the captions “Selling Shareholder” and “Plan of Distribution—Funded Collar Transactions”, and such Counterparty Information complied or will comply as to form in all material respects with the requirements of the Act and the Rules and Regulations and, to the extent such Counterparty Information purports to describe the Funded Collar Transaction, the Offered Securities and Additional Securities, the Counterparty and its relationship to, and transactions with, the Issuer, ownership of the Issuer’s securities and involvement in the transactions contemplated by the Funded Collar Transaction and this Agreement, fairly and accurately summarizes the matters described therein. “Counterparty Information” means (a) any information related to the Funded Collar Transactions, the number of Offered Securities, the number of Additional Securities, the Counterparty, the Counterparty’s ownership of the Issuer’s securities and involvement by the Counterparty in the transactions contemplated by the Funded Collar Transactions and this Agreement (including any press release issued by the Counterparty that is issued after being approved pursuant to, and in accordance with, Section 5(b)(vi) below or in violation thereof and the free writing prospectus listed on Schedule III hereto) and (b) any information related to hedging of the Funded Collar Transactions by Dealers or Block Underwriters (and/or their affiliates) and any other market activity by Dealers or Block Underwriters (and/or their affiliates), in each case in connection with the transactions contemplated by the Funded Collar Transactions and this Agreement. The Registration Statement and any amendment thereto, as of each Registration Statement Time, did not contain, and will not contain any untrue statement of a material fact and did not omit, and will not omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Base Prospectus and each other Preliminary Prospectus and any amendment or supplement to any of the foregoing, at the time filed with the Commission, and the Prospectus and any amendment and supplement thereto, as of each Prospectus Time, did not contain, and will not contain, any untrue statement of a material fact, and did not omit, and will not omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Notwithstanding anything to the contrary in this clause (iii), the representations and warranties contained in this clause (iii) apply only to the Counterparty Information. There are no contracts, documents, agreements, understandings or arrangements to which the Counterparty is a party or is aware, or which relate to the Counterparty Information, that are required to be described in the Registration Statement, the General Disclosure Package or the Prospectus or filed as exhibits to the Registration Statement by the Act, the Exchange Act or the Rules and Regulations which have not been so described or incorporated by reference therein or so filed.

(iv)           The Counterparty (including its agents and representatives, other than the Block Underwriters and/or the Dealers, each in their capacity as such and, for the avoidance of doubt, excluding the Issuer and its agents and representatives) has not, directly or indirectly, prepared, used, distributed, authorized, approved or referred to, and will not prepare or distribute, authorize, approve or refer to, any offering material in connection with the offering and sale of the Offered Securities and the Additional Securities, including, without limitation, any Issuer Free Writing Prospectus or other “free writing prospectus” or “written communication” (in each case, as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Offered Securities or the Additional Securities, other than any Preliminary Prospectus, the Prospectus, the General Use Free Writing Prospectus(es) and each Permitted Free Writing Prospectus approved in writing in advance by the Block Underwriters and Dealers in accordance with Section 5(a)(ii) below.

(v)            The Counterparty has been duly formed and is validly existing as a cooperative with excluded liability under the laws of the Netherlands, with power and authority (cooperative or other) to own its assets and conduct its business; and the Counterparty is duly qualified to transact business and is in good standing (where such concept exists) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification except to the extent that the failure to be so qualified or to be in good standing would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of Counterparty and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business or would have a material adverse effect on power or ability of the Counterparty to perform its obligations hereunder or the ability of the Block Underwriters or Dealers to sell the Offered Securities or the Dealers to sell the Additional Securities (a “Counterparty Material Adverse Effect”).

(vi)           Subject to, and except to the extent set forth in, the agreements governing the Funded Collar Transaction (including, without limitation, the security interests created pursuant thereto), the Counterparty has and will continue to have, at all relevant times hereunder, good, valid and marketable title to all the Offered Securities and Additional Securities borrowed by Dealers from Counterparty pursuant to the terms of their respective Funded Collar Transaction, with full right, power and authority to pledge, sell, assign and transfer all Offered Securities and Additional Securities, free and clear of all liens, encumbrances, third party rights, equities or adverse claims, such that upon completion of sale and transfer of the Offered Securities and Additional Securities, good, valid and marketable title will pass fully to the buyer, and all the Offered Securities and Additional Securities are, and will be, freely transferable, and are not, and will not be, subject to any voting agreement, registration agreement or any registration right or right of first refusal or offer or other transaction, that has not been waived, in connection with, and upon completion of, the sale and transfer of the Offered Securities and Additional Securities hereunder pursuant to the Funded Collar Transaction and this Agreement.

(vii)          Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Counterparty and any person that would give rise to a valid claim against the Issuer or any Block Underwriter or Dealer for a brokerage commission, finder’s fee or other like payment.

(viii)         This Agreement has been duly authorized, executed and delivered by or on behalf of the Counterparty.  The Counterparty has full right, power and authority to perform its obligations hereunder.

(ix)            No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required to be obtained or made by the Counterparty for the performance by the Counterparty of its obligations under this Agreement in connection with the sale of the Offered Securities and the Additional Securities contemplated hereby, except (i) such filings as may be required under the Act, (ii) such as relate to the review of the transactions by the FINRA or (iii) such other consents, approvals, authorizations, orders or filings as have been obtained or made.

(x)             The execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated did not and will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any provision of applicable law or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Counterparty or any of its subsidiaries, or (ii) any agreement or other instrument binding upon the Counterparty or any of its subsidiaries or (iii) the statute, charter, by-laws, memorandum and articles of association, declaration of trust, trust agent or similar organizational documents of the Counterparty or any of its Subsidiaries, except in the case of clauses (i) and (ii) above, such contravention that would not, singly or in the aggregate, have a Counterparty Material Adverse Effect.

(xi)            The Counterparty has not taken, nor will it take, and to its knowledge, none of its affiliates (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action designed to cause or result in, or which constitutes or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Ordinary Shares to facilitate the sale or resale of the Offered Securities or Additional Securities; provided, however, that the Counterparty makes no representation or warranty in this clause (xi) with respect to the Issuer.

(xii)           The Counterparty does not know of any material event or occurrence with respect to the Counterparty Information required to be disclosed in the Registration Statement, the General Disclosure Package or the Prospectus that is not so disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, and the Counterparty’s decision to enter into the Funded Collar Transaction, and to consummate the transactions described in the Registration Statement, the General Disclosure Package or the

Prospectus and the transactions contemplated by the Funded Collar Transaction and this Agreement, was not based on or prompted by any material non-public information concerning the Issuer or its subsidiaries or the Ordinary Shares.

(xiii)          Neither the Counterparty’s entry into this Agreement or the Funded Collar Transactions or the transactions contemplated by either thereof, nor the exercise of any of its rights and remedies hereunder or thereunder, will violate or conflict with the terms of any agreement made by or applicable to the Counterparty or will violate or conflict with any law, rule, policy or order applicable to Counterparty.

(xiv)          The Counterparty does not know of any legal or governmental proceeding pending relating to the Counterparty, this Agreement, the Funded Collar Transaction, the Offered Securities, the Additional Securities or the transactions contemplated hereby or thereby; and to the Counterparty’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(xv)           There is no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid to the U.S. or the Netherlands or any political subdivision or taxing authority thereof in connection with the issuance, sale or delivery of the Offered Securities and the Additional Securities pursuant to, or in connection with, the Funded Collar Transaction or this Agreement, or the transactions contemplated thereby or hereby.

3.           Purchase, Sale and Delivery of Offered Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Dealers agree, severally and not jointly, to sell to the Block Underwriters, and the Block Underwriters agree, severally and not jointly, to purchase from the Dealers, at a purchase price of $47.10 per share, the respective numbers of Offered Securities set forth opposite the names of the Block Underwriters in Schedule I hereto.

The Dealers will deliver the Offered Securities to the Block Underwriters for the accounts of the Block Underwriters, against payment of the purchase price in Federal (same day) funds by wire transfer to an account at a bank acceptable to the Block Underwriters at the office of Paul Hastings LLP, 75 East 55th Street, New York, NY 10022, at 11:30 A.M., New York City time, on September 8, 2014, or at such other place or time not later than seven full business days thereafter as the Block Underwriters and the Dealers determine, such time being herein referred to as the “Closing Date”.  For purposes of Rule 15c6-1 under the Exchange Act, the Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to the offering.

4.           Offering by Block Underwriters and Dealers.  It is understood, and agreed by the Counterparty, the Block Underwriters and the Dealers (it being understood that this Section 4 will be relied upon, and will inure to the benefit of, the Issuer), that the several Block Underwriters propose to, and will, offer (subject to Section 5(e)) the Offered Securities and the Dealers propose to, and will, offer, only through the Lead Block Underwriter, the Additional Securities, in each case, for sale to the public as set forth in the Prospectus and herein.

5.           Certain Agreements of the Issuer and the Counterparty.  (a) The Issuer agrees with the several Block Underwriters, the Dealers and the Counterparty that:

(i)           The Issuer will (A) prepare and timely file (and advise the Block Underwriters, the Dealers and the Counterparty promptly of such filing) with the Commission under Rule 424(b) (without reliance on Rule 424(b)(8)) under the Act a Prospectus in a form approved by the Block Underwriters, the Dealers and the Counterparty containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rules 430A, 430B or 430C under the Act, (B) not file any amendment to the Registration Statement or distribute or file an amendment or supplement to the General Disclosure Package or the Prospectus, including (i) any Current Report on Form 6-K, or amendment to a prior Current Report on Form 6-K, that is incorporated by reference therein (to the extent such Current Report on Form 6-K contains quarterly financial information and/or pro forma information or other updated and/or amended or supplemented financial or pro forma information to the previous financial and/or pro forma financial information incorporated therein, or contains any other material information but not including other Current Reports on Form 6-K) or (ii) any Annual Report on Form 20-F, or any amendment to a prior Annual Report on Form 20-F, of which the Block Underwriters, the Dealers and the Counterparty shall not previously have been advised and furnished with a copy or to which the Block Underwriters, the Dealers or the Counterparty shall have reasonably objected in writing or which is not in compliance with the Rules and Regulations and (C) file and/or furnish, as applicable, on a timely basis, all reports required to be filed or furnished, as the case may be, by the Issuer with the Commission subsequent to the date of the Prospectus and prior to the earlier of (a) March 15, 2015; provided that such date shall be extended by the number of days in the Interruption Period (as defined below), if any, and (b) the latest of (1) the termination of the offering of the Offered Securities by the Block Underwriters and the Additional Securities by the Dealers, (2) the first date when a prospectus (or, in lieu thereof, the notice required under Rule 173(a) under the Act) is no longer required to be delivered by a Block Underwriter, a Dealer or any other dealer in connection with the offer and resale of the Offered Securities or the Additional Securities and (3) the date when all of the Offered Securities and the Additional Securities have been sold by the Block Underwriters and the Dealers (any such date in the period from the date hereof through the earlier of any such date in (a) or (b), the “Effectiveness Period”).  For purposes of this Agreement,

“Interruption Period” means (i) any period of time when the Registration Statement or either the General Disclosure Package or the Prospectus, in each case as then amended and/or supplemented, is not current, available and usable for the public offer and sale of the Offered Securities and the Additional Securities or the public offer and sale of the Offered Securities or the Additional Securities is otherwise not permitted, in each case as contemplated by this Agreement and the Registration Statement and (ii) any period of time commencing on the earlier of (A) the date the Block Underwriters, the Dealers or the Counterparty become aware of any event of the kind described in Section 5(a)(iii)(C), 5(a)(iii)(D) or 5(a)(iv) or make the determination referred to in Section 5(a)(ix)(B) or 5(a)(x)(B), and (B) the receipt of any notice from the Issuer of the occurrence of any event of the kind described in Section 5(a)(iii)(C), 5(a)(iii)(D) or 5(a)(iv) or that it has made the determination referred to in Section 5(a)(ix)(A) or 5(a)(x)(A) hereof (including for the avoidance of doubt, during any Postponement (as defined below), if any), and in each case, such Interruption Period shall continue until the Block Underwriters, the Dealers and the Counterparty receive copies of the amended and supplemented General Disclosure Package and/or Prospectus, as the case may, be and/or until the Block Underwriters, the Dealers and the Counterparty are advised in writing by the Issuer that the Registration Statement, as then amended, is effective and/or the use of the Registration Statement, the General Disclosure Package and/ or Prospectus, as then amended or supplemented, as applicable, may be resumed, and have received copies of any amended Registration Statement or amended or supplemented General Disclosure Package and/or Prospectus and/or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in the foregoing; provided, however, that, in calculating the number of days in the Interruption Period, any day from September 15, 2014 through November 15, 2014 (or, if earlier, the date after the day that the Issuer files a Current Report on Form 6-K that is incorporated by reference in the Registration Statement and the Prospectus that includes financial statements for the third quarter of the 2014 fiscal year and pro forma financial statements, in each case, required by the Act for the Registration Statement and Prospectus to be usable for sales of the Offered Securities and Additional Securities), inclusive, or from December 15, 2014 through February 20, 2015 (or, if earlier, the date after the day that the Issuer files a Current Report on Form 6-K that is incorporated by reference in the Registration Statement and the Prospectus that includes financial statements for the fourth quarter of the 2014 fiscal year and pro forma financial statements, in each case, required by the Act for the Registration Statement and Prospectus to be usable for sales of the Offered Securities and Additional Securities) inclusive, shall be excluded (such excluded days in this proviso, the “Black Out Periods”).  Subject to the other provisions of this Section 5(a) of the Agreement, the Issuer will (x) use commercially reasonable efforts to cause the Registration Statement, the General Disclosure Package and the Prospectus to be available in accordance with the methods of distribution contemplated hereby and (y) use commercially reasonable efforts to keep the Registration Statement continuously effective (in the case of the Registration Statement) and usable for the resale of the Offered Securities and the Additional Securities during the Effectiveness Period.

(ii)          The Issuer will (i) not make any offer relating to the Offered Securities or the Additional Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” or “written communication” (in each case, as defined in Rule 405 under the Act) required to be filed by the Issuer with the Commission or retained in the Issuers’ records pursuant to Rule 433 under the Act unless the Block Underwriters and the Dealers approve its use in writing prior to first use (each, a “Permitted Free Writing Prospectus”); provided that the prior written consent of the Block Underwriters and the Dealers hereto shall be deemed to have been given in respect of the General Use Free Writing Prospectus(es) included in Schedule III hereto, (ii) treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, (iii) comply with the requirements of Rules 163, 164 and 433 under the Act applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and (iv) not take any action that would result in a Block Underwriter, the Issuer, the Dealers or the Counterparty being required to file with the Commission pursuant to Rule 433(d) under the Act a “free writing prospectus” (as defined in Rule 405 under the Act) prepared by or on behalf of such Block Underwriter, the Dealers or the Counterparty that such Block Underwriter, the Dealers or the Counterparty otherwise would not have been required to file thereunder.

(iii)         The Issuer will advise the Block Underwriters, the Dealers and the Counterparty promptly (A) when any post-effective amendment to the Registration Statement or any new registration statement relating to the Offered Securities or the Additional Securities shall have become effective, or any supplement to the Prospectus shall have been filed, including as a result of (i) any Current Report on Form 6-K, or amendment to a prior Current Report on Form 6-K, that is incorporated by reference therein (to the extent such Current Report on Form 6-K contains quarterly financial information and/or pro forma information or other updated and/or amended or supplemented financial or pro forma information to the previous financial and/or pro forma financial information incorporated therein, or contains any other material information but not including other Current Reports on Form 6-K) or (ii) any Annual Report on Form 20-F, or any amendment to a prior Annual Report on Form 20-F, (B) of the receipt of any comments from the Commission, (C) of any request of the Commission for amendment of the Registration Statement or the filing of a new registration statement or any amendment or supplement to the General Disclosure Package, or the Prospectus or any document incorporated by reference therein or otherwise deemed to be a part thereof or for any additional information, and (D) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any such new registration statement or any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, or of the institution of any proceedings for that purpose or pursuant to Section 8A of the Act.  The Issuer will use commercially reasonable efforts to prevent the issuance of any such order and to obtain as soon as possible the lifting thereof, if issued.

(iv)         If at any time during the Effectiveness  Period, the Issuer receives from the Commission a notice pursuant to Rule 401(g)(2) under the Act or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Issuer will (A) promptly notify the Block Underwriters, the Dealers and the Counterparty, (B) promptly file a new registration statement or post-effective amendment on the proper form relating to the Offered Securities and the Additional Securities, in a form satisfactory to the Block Underwriters and the Dealers, (C) use commercially reasonable efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable (if such filing is not otherwise effective immediately pursuant to Rule 462 under the Act), and (D) promptly notify the Block Underwriters, the Dealers and the Counterparty of such effectiveness.  References herein to the Registration Statement relating to the Offered Securities and the Additional Securities shall include such new registration statement or post-effective amendment, as the case may be.

(v)          The Issuer agrees to pay the required filing fees to the Commission relating to the Offered Securities and the Additional Securities within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act.

(vi)         The Issuer will cooperate with the Block Underwriters and the Dealers in endeavoring to qualify the Offered Securities and the Additional Securities for sale under the securities laws of such jurisdictions as the Block Underwriters and the Dealers may reasonably request in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose; provided the Issuer shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent.  The Issuer will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect during the Effectiveness Period.

(vii)        The Issuer will deliver to the Block Underwriters, the Dealers and the Counterparty as many copies of any Preliminary Prospectus or any Issuer Free Writing Prospectus as the Block Underwriters, Dealers and the Counterparty may reasonably request.  The Issuer will deliver to the Block Underwriters, the Dealers and the Counterparty, at any time during the Effectiveness Period, as many copies of the Prospectus, including the documents incorporated by reference therein, in final form, or as thereafter amended or supplemented, as the Block Underwriters, the Dealers or the Counterparty may reasonably request.  The Issuer will deliver to the Block Underwriters, the Dealers and the Counterparty such number of copies of the Registration Statement (including such number of copies of the exhibits filed therewith that may reasonably be requested), including documents incorporated by reference therein, and of all amendments thereto, as the Block Underwriters, Dealers and Counterparty may reasonably request.

(viii)       Through the Effectiveness Period, and subject to the other provisions of this Agreement, the Issuer will comply with the Act and the Rules and Regulations as necessary to permit the completion of the public offer and sale of all of the Offered Securities and Additional Securities as contemplated by this Agreement, including filing any new registration statement or post-effective amendment, as the case may be, required as a result of the receipt of a notice under Rule 401(g)(2) under the Act because the Issuer has otherwise become ineligible to use the Registration Statement or an automatic registration statement or otherwise.

(ix)          If at any time during the Effectiveness Period, any event shall occur as a result of which, (A) in the judgment of the Issuer or (B) in the reasonable opinion of the Block Underwriters, the Dealers or the Counterparty, it becomes necessary to amend or supplement the Registration Statement or the Prospectus in order to make the statements therein (in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, in the case of the Prospectus), not misleading, or, if it is necessary at any time to amend or supplement the Prospectus to comply with any law, the Issuer will promptly notify the Block Underwriters, the Dealers and the Counterparty (in the case of clause (A)) and either (i) prepare as soon as reasonably practicable and file with the Commission an appropriate amendment to the Registration Statement and/or supplement to the Prospectus or (ii) prepare as soon as reasonably practicable and file with the Commission an appropriate filing under the Exchange Act that shall be incorporated by reference in the Prospectus and the Registration Statement so that the Prospectus and the Registration Statement as so amended or supplemented will not, in the light of the circumstances when it is so delivered, be misleading, or so that the Prospectus and the Registration Statement will comply with the law; provided that, in either case, the Issuer may postpone the preparation and filing of such amendment or supplement if the disclosure of such information would materially impede, delay or interfere with any material transaction then pending or proposed to be undertaken by the Issuer or if the Issuer otherwise determines in good faith that the disclosure of such information would not be in its best interests (any such postponement, a “Postponement”).

(x)           If the General Disclosure Package is being used to solicit offers to buy the Offered Securities or the Additional Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur as a result of which, (A) in the judgment of the Issuer or (B) in the reasonable opinion of the Block Underwriters or the Dealers, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances, not misleading, or to make the statements therein not conflict with the information contained in the Registration Statement then on file, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Issuer will promptly notify the Block Underwriters, the Dealers and the Counterparty (in the case of clause (A)) and either (i) prepare as soon as reasonably practicable, file with the Commission (if required) and furnish to the Block Underwriters, the Dealers and any other dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare as soon as reasonably practicable and file with the Commission an appropriate filing under the Exchange Act that shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law; provided that, in either case, the Issuer may postpone the preparation and filing of such amendment or supplement in connection with a Postponement.

(xi)          The Issuer will pay all expenses incidental to the performance of or compliance with this Agreement, including, without limiting the generality of the foregoing, the following:  accounting fees of the Issuer; the fees and disbursements of counsel for the Issuer; the cost of printing and delivering to, or as requested by, the Block Underwriters and the Dealers copies of the Registration Statement, any Preliminary Prospectuses, any Issuer Free Writing Prospectuses, any General Use Free Writing Prospectuses and the Prospectus (including all exhibits, amendments and supplements thereto; the filing fees and expenses (including legal fees and disbursements) incident to securing any required review by FINRA of the terms of the sale of the Offered Securities and the Additional Securities; the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Ordinary Shares under the state or foreign securities or blue sky laws of such jurisdictions as the Block Underwriters or the Dealers may designate (including up to $5,000 of related fees and expenses of counsel for the Block Underwriters and the Dealers); the cost of preparing stock certificates; the cost and charges of any transfer agent and any registrar; all expenses and application fees related to the listing of the Offered Securities and the Additional Securities on the New York Stock Exchange, Inc.; its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties); the expenses of any annual audit or quarterly review.

(xii)         The Issuer agrees that, until the end of the Effectiveness Period (and, for the avoidance of doubt, not during any Postponement), on each date on which the Registration Statement or Prospectus is amended or supplemented after the Closing Date, including as a result of (i) any Current Report on Form 6-K, or amendment to a prior Current Report on Form 6-K, that is incorporated by reference therein (to the extent such Current Report on Form 6-K contains quarterly financial information and/or pro forma information or other updated and/or amended or supplemented financial or pro forma information to the previous financial and/or pro forma financial information incorporated therein, or contains any other material information but not including other Current Reports on Form 6-K) or (ii) any Annual Report on Form 20-F, or any amendment to a prior Annual Report on Form 20-F, and at least once during each of the Issuer’s fiscal quarters ending December 31, 2014 and March 31, 2015, it will use reasonable best efforts to cause to be delivered to the Block Underwriters and the Dealers, supplemental opinions, “comfort letters” and letters confirming, as of such date, the opinions, “comfort letters” and letters delivered on the Closing Date pursuant to Section 6 hereof of NautaDutilh N.V., Cravath, Swaine & Moore LLP and PricewaterhouseCoopers Accountants N.V., and will deliver a certificate of the Chairman of the Board or the Chief Executive Officer or any Vice President and a principal financial or accounting officer of the Issuer in which such officers shall state in their capacities as such officers and on behalf of the Issuer that, to the best of their knowledge, the representations and warranties of the Issuer in this Agreement are true and correct on and as of such date with the same force and effect as if made on such date, with such exceptions and/or qualifications as shall be necessary on such date and all of such representations and warranties shall be deemed to be made by the Issuer as of such date (subject to such exceptions and/or qualifications).

(xiii)        The Issuer agrees to cause the chief financial officer and the general counsel of the Issuer to participate in telephonic due diligence sessions monthly and at any other time reasonably requested upon the occurrence of a material event or announcement, with the representatives of each of the Dealers and the Counterparty and their respective counsel during the Effectiveness Period.  For a period of 60 days after the date of the Prospectus, the Issuer will not (i) offer, pledge, sell, contract to sell, sell any option or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registrations statement under the Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the Block Underwriters and the Dealers, other than the Ordinary Shares to be sold hereunder and any shares of Stock of the Issuer issued upon the exercise of options granted under terms of any employee plan, benefit or compensation arrangement or employment agreement described in the Registration Statement, the General Disclosure Package and the Prospectus.

(xiv)        The Issuer will use its reasonable best efforts to list the Offered Securities and the Additional Securities on the New York Stock Exchange and maintain such listing on the New York Stock Exchange.

(b)           The Counterparty agrees with the several Block Underwriters, the Dealers and the Issuer that:

(i)            The Counterparty will pay all expenses incidental to the performance of or compliance with the obligations of the Counterparty under this Agreement, including, without limiting the generality of the foregoing, the following:  the fees and disbursements of counsel for the Counterparty; and any transfer, documentary, stamp or similar issue taxes applicable to the sale of the Offered Securities and the Additional Securities pursuant to this Agreement.

(ii)           The Counterparty will indemnify and hold harmless the Block Underwriters, the Dealers and the Issuer against any transfer, documentary, stamp or similar issue tax, including any interest and penalties, on the sale of the Offered Securities and the Additional Securities pursuant to this Agreement and on the execution and delivery of this Agreement.  All payments to be made by the Counterparty hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Counterparty is compelled by law to deduct or withhold such taxes, duties or charges.  In that event, the Counterparty shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(iii)          The Counterparty agrees that, without the prior written consent of the Block Underwriters and the Dealers, it will not, during the period ending 60 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (including without limitation, Ordinary Shares or such other securities which may be deemed to be beneficially owned by it in accordance with the Rules and Regulations and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares without the prior written consent of the Block Underwriters and the Dealers, in each case other than the Ordinary Shares underlying the Funded Collar Transaction.

In furtherance of the foregoing, the Issuer, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

(iv)          The Counterparty will advise the Block Underwriters, the Dealers and the Issuer promptly, and if requested by the Block Underwriters or the Dealers, will confirm such advice in writing, at any time until the end of the Effectiveness Period, of any material change in, or material omission from, information in the Registration Statement, the General Disclosure Package or the Prospectus relating to the Counterparty, this Agreement, the Funded Collar Transaction, the Offered Securities, the Additional Securities or the transactions contemplated by this Agreement and/or the Funded Collar Transaction.

(v)           The Counterparty agrees that, at any time until the end of the Effectiveness Period on each date on which the Registration Statement or Prospectus is amended or supplemented (other than by the filing with the Commission of a document which is incorporated by reference therein that does not contain any information related to the Counterparty, this Agreement, the Funded Collar Transaction, the Offered Securities or the Additional Securities, the transactions contemplated by this Agreement or the Funded Collar Transaction or information related to the Counterparty Information) after the date hereof, and at least once during each of the Issuer’s fiscal quarters ending December 31, 2014 and March 31, 2015, it will deliver, or cause to be delivered, to the Dealers, supplemental opinions, certificates and letters confirming as of such date, the opinions, certificates and letters delivered on the Closing Date pursuant to Section 6 hereof of Clifford Chance LLP and Latham & Watkins LLP; provided that the opinion delivered by Latham & Watkins pursuant to clause (vi) of Section 6 hereof shall be updated to the extent there are material changes to the items addressed therein after the Closing Date and all of the representations and warranties made by the Counterparty pursuant to this Agreement shall be deemed to be made by the Counterparty as of such date. In connection with the transactions contemplated by this Agreement and the Funded Collar Transaction, the Counterparty will comply with all applicable laws, rules and regulations of any governmental agency, including the U.S. securities laws.

(vi)          Unless the Block Underwriters, the Dealers and the Issuer approve in writing prior to first use, the Counterparty will (i) not make any offer relating to the Offered Securities or the Additional Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus”  or “written communications” (in each case, as defined in Rule 405 under the Act), other than any Preliminary Prospectus, the Prospectus, the General Use Free Writing Prospectus(es) and each Permitted Free Writing Prospectus approved in writing in advance by the Block Underwriters and the Dealers in accordance with Section 5(a)(ii) above.

(c)           Until the end of the Effectiveness Period, the Block Underwriters, the Dealers and the Counterparty, severally, and not jointly, will notify the Issuer promptly when (i) no Offered Securities or Additional Securities remain to be sold by them pursuant to this Agreement, (ii) the offering of the Offered Securities or the Additional Securities is otherwise terminated by them, (iii) they become aware of any event of the kind described in Section 5(a)(iii)(C), 5(a)(iii)(D) or 5(a)(iv) or they make a determination that it is necessary to amend or supplement the Registration Statement or the Prospectus pursuant to Section 5(a)(ix)(B) or 5(a)(x)(B).

(d)           Until the end of the Effectiveness Period, the Block Underwriters, the Dealers and the Counterparty, severally, and not jointly, agree that they will suspend offers and sales of the Offered Securities and the Additional Securities (i) upon receipt by them of written notice from the Issuer of any Interruption Period until they are advised in writing by the Issuer that the offering and sales of the Offered Securities and the Additional Securities under the Registration Statement may be resumed and (ii) during the Black Out Periods, unless otherwise advised in writing by the Issuer

(e)           The Lead Block Underwriter agrees with each Dealer and with Counterparty that all the Additional Securities to be sold by the respective Dealers or their affiliates hereunder and pursuant to their respective Funded Collar Transactions will be sold by the Lead Block Underwriter in accordance with this Agreement and subject to the following conditions:

(i)            Commencing on the trading day next following the date hereof, and then on each trading day thereafter on which (1) the Registration Statement, as then amended or supplemented, remains effective and (2) the Prospectus, as then amended or supplemented, is available for delivery to buyers, the Lead Block Underwriter will use its best efforts to sell a number of Additional Securities that is equal to or greater than 20 percent and less than or equal to 25 percent of the Available Volume (as defined below) on such trading day in the aggregate for the account of the several Dealers (including itself or its affiliate, if it or its affiliate is also a Dealer) until the earlier of (x) the day on which all the Additional Securities are so sold or (y) March 15, 2015; provided that, after September 15, 2014, Counterparty, the Dealers and the Lead Block Underwriter may consult and agree on commercially reasonable adjustments to the Lead Block Underwriter’s customary “double print” procedures, including the percentages set forth in this sentence, based on advice of counsel, to the extent it might be advisable in connection with distribution of any Additional Securities.

(ii)           On each trading day on which the Lead Block Underwriter sells Additional Securities in accordance with clause (i) above, the Lead Block Underwriter will use its best efforts to purchase a number of Ordinary Shares equal to the number of Additional Securities sold on such trading day in compliance with its customary “double print” procedures that it otherwise generally follows in its corporate equity derivatives business in order to ensure that there are no “crosses” between the sale of Additional Securities and the purchase of an equivalent number of Ordinary Shares; provided that, at the request of any Dealer or of outside counsel to Counterparty, the Lead Block Underwriter will provide backup information in reasonable detail in respect of its customary “double print” procedures that it is following; and provided further that the Lead Block Underwriter may adjust its customary “double print” procedures in a commercially reasonable manner, based on advice of counsel and in consultation with the Dealers and with outside counsel to Counterparty to the extent it might be advisable in connection with distribution of any Unsold Offered Securities (as defined below).

(iii)          The Ordinary Shares purchased by the Lead Block Underwriter in accordance with clause (ii) above will be allocated to all the Dealers pro rata, based on each Dealer’s allocation of the Funded Collar Transactions and transferred to the accounts of Dealers on the same day on which the related buy orders settle in the ordinary course; the Lead Block Underwriter will fund such purchases with proceeds from the sale of Additional Securities sold in accordance with clause (I) above, with any shortfalls covered by the Lead Block Underwriter for its own account and any profit to be retained by the Lead Block Underwriter for its own account.

(iv)          None of the Dealers will execute any purchases of Ordinary Shares in connection with hedging its exposure to the Funded Collar Transaction on any trading day on which the Lead Block Underwriter is executing sales of Ordinary Shares in accordance with clause (ii) above except in consultation with and through the Lead Block Underwriter.

If at the opening of trading on the trading day next following the date hereof the Block Underwriters hold any Offered Securities that have not been publicly sold with a delivery of a Prospectus (the “Unsold Offered Securities”), the Block Underwriters agree to appoint the Lead Block Underwriter to sell all the Unsold Offered Securities for the account of all the Block Underwriters, subject to whatever arrangements or conditions the Block Underwriters and the Lead Block Underwriter shall agree so long as the Unsold Offered Securities are sold subject to the procedures set forth in clause (ii) above to ensure the Unsold Offered Securities are not crossed with purchases of Ordinary Shares for the account of the Dealers; provided that the Lead Block Underwriter shall sell all the Unsold Offered Securities by March 15, 2015.

“Available Volume” means, with respect to any trading day, the actual volume of Ordinary Shares traded at such times on such day at which an “affiliated purchaser” of the Issuer could purchase Ordinary Shares under Rule 10b-18(b)(2) under the Exchange Act, as determined by reference to the relevant 10B-18 volume Bloomberg page for the Ordinary Shares, excluding, however, any volume attributed to (x) the sale of Additional Securities in accordance with the clause (i) above or (y) the purchase of Ordinary Shares in accordance with clause (ii) above.

6.           Conditions of the Obligations of the Block Underwriters.  (a) The obligations of the several Block Underwriters to purchase and pay for the Offered Securities on the Closing Date, and for the Lead Block Underwriter to sell the Additional Securities on behalf of, and its other obligations to, the Dealers, hereunder, are subject to the accuracy of the representations and warranties on the part of the Issuer and the Counterparty herein, to the accuracy of the statements of Issuer officers and the Counterparty officers made pursuant to the provisions hereof, to the performance by the Issuer, the Dealers, and the Counterparty of their obligations hereunder and to the following additional conditions precedent:

(i)           The Block Underwriters, the Dealers and the Counterparty shall have received “cold comfort” letters in customary form from each of PricewaterhouseCoopers Accountants N.V., the independent public accountants of the Issuer, and PricewaterhouseCoopers LLP, the independent public accountants of ILFC, dated, respectively, the date of this Agreement and each Closing Date, addressed to the Block Underwriters and the Dealers in form and substance satisfactory to the Block Underwriters’ and the Dealers’ counsel.

(ii)          The Registration Statement and all post-effective amendments thereto shall have become effective and the Prospectus and each Issuer Free Writing Prospectus required to be filed, shall have been filed as required by Rules 424(b) (without reliance on Rule 424(b)(8)), 430A, 430B, 430C or 433 under the Act, as applicable, within the time periods prescribed by, and in compliance with, the Rules and Regulations, and any request of the Commission for additional information (to be included in the Registration

Statement, the Prospectus or otherwise) shall have been disclosed to the Block Underwriters and the Dealers and complied with to their reasonable satisfaction.  No stop order suspending the effectiveness of, or preventing or suspending the use of, the Registration Statement, as amended from time to time, or the Prospectus or any Issuer Free Writing Prospectus or any Issuer Free Writing Prospectus or any amendment or supplement to any of the foregoing shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Act shall have been taken or, to the knowledge of the Issuer, the Block Underwriters or the Dealers, shall be contemplated or threatened by the Commission and no injunction, restraining order or order of any nature by any Federal or state court of competent jurisdiction shall have been issued as of any Closing Date which would prevent the issuance of the Offered Securities or the Additional Securities.

(iii)         Subsequent to the execution and delivery of this Agreement, there shall not have occurred any (i) change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Issuer and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the General Disclosure Package, the effect of which is, in the sole judgment of either the Block Underwriters or the Dealers, so material and adverse as to make it impractical or inadvisable to proceed with the public offering, sale or delivery of the Offered Securities, (ii) decrease in the rating of any of any of the Issuer’s securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change, (iii) change in U.S. or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the judgment of a majority in interest of either the Block Underwriters or the Dealers, as applicable, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Offered Securities or the Additional Securities, whether in the primary market or in respect of dealings in the secondary market, (iv) suspension or material limitation of trading in securities generally on the New York Stock Exchange or any establishment of minimum prices on such exchange, (v) suspension of trading of any securities issued or guaranteed by the Issuer on any exchange or in any over-the-counter market, (vi) declaration of a general banking moratorium on commercial banking activities by the Netherlands or U.S. federal or New York State authorities, or (vii) outbreak or escalation of hostilities, declaration by the Netherlands or the United States of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of either the Block Underwriters or the Dealers, impractical or inadvisable to proceed with the offering or delivery of the Offered Securities as contemplated by this Agreement.

(iv)         The Block Underwriters and the Dealers shall have received an opinion, dated such Closing Date, of NautaDutilh N.V., Dutch counsel for the Issuer, in the form attached hereto as Exhibit A.

(v)          The Block Underwriters and the Dealers shall have received an opinion and 10b-5 Statement, dated the Closing Date, of Cravath, Swaine & Moore LLP, U.S. counsel for the Issuer, in the form attached hereto as Exhibit B.

(vi)         The Block Underwriters, the Dealers and the Issuer shall have received opinions, dated the Closing Date, of Latham & Watkins LLP, U.S. counsel for the Counterparty, in the form attached hereto as Exhibit C.

(vii)        The Block Underwriters and Dealers shall have received an opinion, dated the Closing Date, of Clifford Chance LLP, Dutch counsel for the Counterparty, in the form attached hereto as Exhibit D.

(viii)       The Block Underwriters and the Dealers shall have received from Paul Hastings LLP, U.S. counsel for the Block Underwriters, such opinion or opinions and 10b-5 Statement, dated the Closing Date, with respect to the Registration Statement, the General Disclosure Package and other related matters as the Block Underwriters may require, and the Counterparty and the Issuer shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(ix)          The Block Underwriters and the Dealers shall have received a certificate, dated the Closing Date, of the Chairman of the Board or the Chief Executive Officer or any Vice President and a principal financial or accounting officer of the Issuer in which such officers, shall state in their capacities such as officers and on behalf of the Issuer that, to the best of their knowledge: (i) the representations and warranties of the Issuer in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date; (ii) the Issuer has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date; (iii) reciting the condition contained in Section 6(b) hereof and stating that such condition has been satisfied and that no such events have occurred; and (iv) since the date of the most recent financial statements included or incorporated by reference in the Registration Statement, General Disclosure Package and Prospectus, there has been no material adverse change or development that could reasonably be expected to result in a material adverse change in the condition (financial or otherwise), earnings, business or properties of the Issuer and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, General Disclosure Package and Prospectus.

(x)           The Block Underwriters and the Dealers shall have received a certificate, dated the Closing Date, of each managing director of the Counterparty in which such managing directors, shall state in their capacity as such officers and on behalf of the Counterparty that, to the best of their knowledge:  (i) the representations and warranties of the Counterparty in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date; and (ii) the Counterparty has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date.

(xi)          The Counterparty and each of the Dealers shall have executed and delivered to each other, or succeeded to by operation of law, the final documentation relating to the Funded Collar Transaction.

(xii)         The Block Underwriters and Dealers shall have received on and as of each Closing Date satisfactory evidence of the good standing of the Issuer and its subsidiaries in their respective jurisdictions of organization and their good standing as foreign entities in such other jurisdictions as the Block Underwriters and the Dealers may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(xiii)        The Offered Securities to be delivered on the Closing Date and the Additional Securities shall have been approved for listing on the New York Stock Exchange, Inc.

(xiv)        On or prior to the Closing Date, the Issuer and the Counterparty shall have furnished to the Block Underwriters and the Dealers such further certificates and documents confirming the representations and warranties, covenants and conditions herein as the Block Underwriters or Dealers may reasonably request.

(xv)         The Offered Securities and Additional Securities shall have been borrowed by the Dealers or their respective affiliates and delivered to the account(s) specified by the Block Underwriters and are available to the Block Underwriters for sale as provided hereunder.

The Counterparty and the Issuer each, severally and not jointly, agree to furnish the Block Underwriters and Dealers with such conformed copies of such opinions, certificates, letters and documents as the Block Underwriters and Dealers reasonably request.  The Block Underwriters may in their sole discretion waive compliance with any conditions to the obligations of the Block Underwriters hereunder, whether in respect of the Closing Date or otherwise.

(b)           Conditions of the Obligations of the Dealers.  The obligations of the several Dealers to sell and deliver the Offered Securities to the Block Underwriters on the Closing Date are subject to the accuracy of the representations and warranties on the part of the Issuer and the Counterparty herein, to the accuracy of the statements of Issuer officers and the Counterparty officers made pursuant to the provisions hereof, to the performance by the Issuer and the Counterparty of their obligations hereunder and to the following additional conditions precedent:

(i)           The Offered Securities and Additional Securities shall have been borrowed by the Dealers or their respective affiliates and delivered to the account(s) specified by the Dealers and are available to the Dealers or their affiliates for sale to the Block Underwriters.

(ii)          Each letter agreement dated as of the date hereof confirming the terms of the Funded Collar Transaction (the “Funded Collar Confirmations”) shall have been duly executed and delivered by each of the parties thereto.

(iii)         All of the conditions set forth in Section 3(a) of the Funded Collar Confirmations shall have been satisfied.

(iv)         All of the deliveries to Dealers set forth in Section 6(a) hereof shall have been made.

7.           Indemnification and Contribution.  (a)  The Issuer will indemnify and hold harmless each Block Underwriter, each Dealer, their respective partners, members, directors, officers and their respective affiliates and each person, if any, who controls such Block Underwriter or Dealer within the meaning of Section 15 of the Act, against any losses, claims, damages or liabilities, joint or several, to which any such person or entity may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereto or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, in the Prospectus, any Issuer Free Writing Prospectus, any General Use Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, any other “free writing prospectus” or “written communication” (in each case, as defined in Rule 405 under the Act), the General Disclosure Package (or, in each case, any amendment or supplement to any of the foregoing, including the General Disclosure Package that has subsequently been amended or supplemented), or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and will reimburse each Block Underwriter, each Dealer and each other such person or entity for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Issuer will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission relates to Block Underwriter Information, Dealer Information, Counterparty Information.

(b)           The Counterparty will indemnify and hold harmless each Block Underwriter, each Dealer, their respective partners, members, directors, officers and their respective affiliates and each person, if any, who controls such Block Underwriter or such Dealer within the meaning of Section 15 of the Act, against any losses, claims, damages or liabilities, joint or several, to which any such person or entity may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereto or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) or any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, in the Prospectus, any Issue Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, any other “free writing prospectus” or “written communication” (in each case, as defined in Rule 405 under the Act), or the General Disclosure Package (or, in each case, any amendment or supplement to any of the foregoing, including the General Disclosure Package that has subsequently been amended or supplemented), or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission relates to the Counterparty Information.

(c)           Each Block Underwriter and each Dealer will, severally and not jointly, indemnify and hold harmless the Issuer, its directors and officers and each person, if any, who controls the Issuer within the meaning of Section 15 of the Act, and the Counterparty, its directors and officers and each person, if any, who controls the Counterparty within the meaning of Section 15 of the Act against any losses, claims, damages or liabilities to which any such person or entity may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereto or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) or any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Prospectus, any General Use Free Writing

Prospectus or the General Disclosure Package (or, in each case, any amendment or supplement to any of the foregoing, including the General Disclosure Package as subsequently amended or supplemented) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Issuer specifically used herein (A) by or on behalf of such Block Underwriter, in the case of any Block Underwriter’s indemnity obligation hereunder, or (B) by or on behalf of such Dealer, in the case of any Dealer’s indemnity obligation hereunder,  specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by the Issuer and the Counterparty in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; (x) it being understood and agreed upon that the only such information furnished by or on behalf of any Block Underwriter consists of the names of the Block Underwriters and the information under the heading “Price Stabilization, Short Positions and Penalty Bids” under the caption “Plan of Distribution” (collectively, the “Block Underwriter Information”) and (y) it being understood and agreed upon that the only such information furnished by or on behalf of any Dealer consists of the names of the Dealers (collectively, the “Dealer Information”).

(d)           Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under subsection (a), (b) or (c) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a), (b) or (c) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a), (b) or (c) above.  In case any such action is brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party). Notwithstanding the indemnifying party’s election to appoint counsel (including local counsel) to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest; (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the indemnifying party; (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action; or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.    No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(e)           If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a), (b) or (c) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Issuer, the Counterparty, the Dealers and the Block Underwriters, respectively, from the offering of the Offered Securities and the Additional Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Issuer, the Counterparty, the Dealers or the Block Underwriters, respectively, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations.  The relative benefits received by the Issuer and the Counterparty, on the one hand, and the relative benefits received by the Dealers and the Block Underwriters, respectively, shall be deemed to be in the same proportion as, in the case of the Issuer and the Counterparty, the total net proceeds (before deducting expenses) loaned by the Dealers to the Counterparty pursuant to the Funded Collar Transaction, in the case of the Dealers, the total net proceeds received by the Dealers from the sale and/or resale of the Offered Securities and/or any Additional Securities, as the case may be (after deducting the proceeds loaned by the Dealers to the Counterparty) and, in the case of the Block Underwriters, the total net proceeds received by the Block Underwriters for each of the Offered Securities (after deducting the purchase price paid by the  Block Underwriters to the Dealers for the Offered Securities, in each case, to the aggregate public offering price of the Offered Securities and/or the Additional Securities, as the case may be. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer, the Counterparty, the Dealers or the Block Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (e).  Notwithstanding the provisions of this subsection (e), (i) no Block Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Block Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no Dealer shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities sold by it and/or the Additional Securities borrowed by it and distributed to the public, as the case may be, were offered to the public exceeds the amount of any damages which such Dealer has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Dealers’ obligations in this subsection (e) to contribute are several, and not joint, amongst the Dealers and amongst the Block Underwriters and the Block Underwriters’ obligations in this subsection (e) to contribute are several in proportion to their respective underwriting obligations and not joint.  For purposes of this subsection (e), (i) each person who controls a Block Underwriter or Dealer within the meaning of Section 15 of the Act and each partner, member, director, officer and respective affiliate of a Block Underwriter or Dealer shall have the same rights to contribution as such Block Underwriter or Dealer, (ii) each person who controls the Issuer within the meaning of Section 15 of the Act and each director and officer of the Issuer shall have the same rights to contribution as the Issuer and (iii) each person who controls the Counterparty within the meaning of Section 15 of the Act and each director and officer of the Counterparty shall have the same rights to contribution as the Counterparty, subject in each case to the applicable terms and conditions of this subsection (e).

(f)           The obligations of the Issuer and the Counterparty under this Section shall be in addition to any liability which the Issuer and the Counterparty may otherwise have.

8.           Survival of Certain Representations and Obligations; Certain Expenses.  If any of the conditions set forth in Section 6 hereof are not satisfied on or prior to the Closing Date or the parties hereto breach their obligations hereunder thereafter, this Agreement and the obligations hereunder may be terminated by the Block Underwriters or the Dealers.  The reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties and covenants in this Agreement shall remain in full force and effect regardless of (a) any termination of this Agreement, (b) any investigation made by or on behalf of any Block Underwriter or Dealer or any controlling person of the foregoing, or by or on behalf of the Issuer or its directors or officers or by or on behalf of the Counterparty or its directors or officers and (c) delivery of and payment for the Offered Securities under this

Agreement and the sale of the Offered Securities and the Additional Securities.  If this Agreement is terminated pursuant to this Section 8 or if for any reason the purchase of the Offered Securities by the Block Underwriters is not consummated, each of the Counterparty and the Issuer shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 5 and the respective obligations of the Issuer, the Counterparty, the Dealers, and the Block Underwriters pursuant to Section 7 shall remain in effect, and if any Offered Securities have been purchased hereunder the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect.  In addition, if the purchase of the Offered Securities by the Block Underwriters is not consummated for any reason, the Counterparty will reimburse the Block Underwriters and the Dealers for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities and the sale of the Additional Securities.

9.           Notices.  All communications hereunder will be in writing and, if sent to the Block Underwriters or the Dealers, will be mailed, delivered or telegraphed and confirmed to the Block Underwriters, c/o Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention: General Counsel, or, if sent to the Issuer, will be mailed, delivered or telegraphed and confirmed to it, c/o AerCap House, Stationsplein 965, 1117 EC Schiphol, The Netherlands, Attention: Legal Department, or, if sent to the Counterparty, will be mailed, delivered or telegraphed and confirmed to it, c/o Teleportboulevard 140, 1043EJ Amsterdam, The Netherlands, Attention:  Mr. Evren Atasever.

10.         Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 7, and no other person will have any right or obligation hereunder.

11.         Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier, facsimile or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof.

12.         No Advisory or Fiduciary Responsibility.  The Issuer, the Counterparty and the Dealers acknowledge and agree that (i) the purchase and sale of the Offered Securities and the Additional Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Issuer, and the Counterparty and/or the Dealers, as applicable, on the one hand, and the Block Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Block Underwriter and Dealer is acting solely as a principal and not the agent or fiduciary of the Issuer or the Counterparty, (iii) no Block Underwriter or Dealer has assumed an advisory or fiduciary responsibility in favor of the Issuer or the Counterparty with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Block Underwriter or Dealer has advised or is currently advising the Issuer or the Counterparty on other matters) or any other obligation to the Issuer or the Counterparty except the obligations expressly set forth in this Agreement and (iv) each of the Issuer and the

Counterparty has consulted its own legal and financial advisors to the extent it deemed appropriate.  Each of the Issuer and the Counterparty agrees that it will not claim that any Block Underwriter or Dealer has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Issuer or the Counterparty, in connection with such transaction or the process leading thereto.

13.         APPLICABLE LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

14.         Jurisdiction.  Each of the Issuer and the Counterparty hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  The Issuer irrevocably appoints CT Corporation, 111 Eighth Avenue, New York, NY 10011, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and such process agent for the Counterparty will be as notified by the Counterparty reasonably promptly following the date hereof.  Each of the Issuer and the Counterparty agrees that service of process upon such agent, and written notice of said service to the Counterparty or the Issuer, as the case may be, by the person serving the same to the address provided in Section 10, shall be deemed in every respect effective service of process upon the Counterparty or the Issuer, as the case may be, in any such suit or proceeding.  Each of the Counterparty and the Issuer further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

15.         Waiver of Immunity.  With respect to any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled, and with respect to any such suit or proceeding, each party waives any such immunity in any court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such suit or proceeding, including, without limitation, any immunity pursuant to the U.S. Foreign Sovereign Immunities Act of 1976, as amended.

16.         Currency.  The obligation of the Issuer or the Counterparty in respect of any sum due to any Block Underwriter or Dealer shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Block Underwriter or Dealer of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Block Underwriter or Dealer may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Block Underwriter or Dealer hereunder, the Issuer and the Counterparty agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Block Underwriter and Dealer against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Block Underwriter or Dealer hereunder, such Block Underwriter and Dealer agrees to pay to the Issuer or the Counterparty an amount equal to the excess of the dollars so purchased over the sum originally due to such Block Underwriter or Dealer hereunder.

 [SIGNATURE PAGES FOLLOWS]

If the foregoing is in accordance with the Block Underwriters’ and Dealers’ understanding of our agreement, kindly sign and return to the Issuer one of the counterparts hereof, whereupon it will become a binding agreement among the Counterparty, the Issuer, the several Dealers and the several Block Underwriters in accordance with its terms.

Very truly yours,

WAHA AC COÖPERATIEF U.A.

By:	/s/ Hani Ramadan
Name: Hani Ramadan
Title: Director

AERCAP HOLDINGS N.V.

By:	/s/ Keith Helming
Name: Keith Helming
Title: Authorized Signatory

By:	/s/ Marnix den Heijer
Name: Marnix den Heijer
Title: Authorized Signatory

1

The foregoing Registration Agreement is hereby
confirmed and accepted as of the date
first above written.

By	CITIGROUP GLOBAL MARKETS INC.

	By	/s/ Brian Bedner

	Name:	Brian Bedner

	Title:	Managing Director

By	DEUTSCHE BANK SECURITIES INC.

	By	/s/ Isobel van Daesdonk

	Name:	Isobel van Daesdonk

	Title:	Managing Director

By	/s/ Faiz Khan

Name:	Faiz Khan

Title:	Director

By	NOMURA INTERNATIONAL PLC

	By	/s/ Bruce Railton

	Name:	Bruce Railton

	Title:	Authorized Signatory

By	CITIBANK N.A., LONDON BRANCH, acting solely in its capacity as Dealer

	By	/s/ Sophie Lecoq

	Name:	Sophie Lecoq

	Title:	Managing Director

2

By	DEUTSCHE BANK AG, LONDON BRANCH, acting solely as agent in connection with the Funder Collar Transactions

	By	/s/ Michael Sanderson

	Name:	Michael Sanderson

	Title:	Attorney in Fact

By	/s/ Lars Kestner

Name:	Lars Kestner

Title:	Attorney in Fact

3

SCHEDULE I

UNDERWRITERS	NUMBER OF OFFERED SECURITIES TO BE PURCHASED

Citigroup Global Markets Inc.	7,635,509
Deutsche Bank Securities Inc.	2,545,170

Total	10,180,679

4

SCHEDULE II

Price and other terms of the offering conveyed orally (and included in a Rule 134 compliant pricing notice)

5

SCHEDULE III

Press release to be filed by Waha on September 3, 2014 in the form previously circulated to the other parties.

6

ANNEX A

Significant Subsidiaries

AerCap Global Aviation Trust
AerCap Ireland Ltd.

1